Exhibit 99.89

JUST ENERGY GROUP INC.

(formerly Just Energy Income Fund)

DIVIDEND REINVESTMENT AND SHARE PURCHASE PLAN

(AS AMENDED AND RESTATED January 1, 2011

to reflect the conversion of Just Energy Income Fund to Just Energy Group Inc.)

Introduction

1.	Effective January 1, 2011, Just Energy Group Inc. (the “Corporation”) has established this dividend reinvestment and share purchase plan (the “Plan”) to enable holders (“Shareholders”) of the Corporation’s shares (“Shares”) to acquire additional Shares (“Plan Shares”) through: (a) the reinvestment of the regular monthly cash dividends (including any special dividends) paid on all or any part of their Shares (“Dividends”); and (b) through optional cash payments (“Optional Cash Payments”) of up to a maximum of $10,000 per month (subject to a minimum of $500 per month) and a maximum of $100,000 per year. The Plan is a continuation of the Distribution and Reinvestment and Unit Purchase Plan of Just Energy Income Fund (the “Fund Plan”) and qualified and current Plan Participants under the Fund Plan are not required to take any action to qualify as Plan Participants under this continued Plan.

2.	Dividends on Shares (and on Plan Shares) will be reinvested on behalf of participating Shareholders (“Plan Participants”) by Computershare Trust Company of Canada, as agent under the Plan (the “Plan Agent”), on the terms and conditions contained in the Corporation’s dividend reinvestment plan agency agreement (the “Agreement”) among the Corporation and the Plan Agent. In addition, to the extent permitted under applicable law and regulatory rulings, Plan Participants will be entitled to make Optional Cash Payments which will be invested in Plan Shares by the Plan Agent on the terms and conditions contained in the Agreement. The material provisions of the Agreement are summarized below.

Participation in the Plan

3.

Shareholders holding a minimum of 100 Shares may elect to become a Plan Participant by notifying the Plan Agent, via the investment dealer through which they hold their Shares who is a participant (a “CDS Participant”) in The Canadian Depository for Securities Limited (“CDS”) depository service, that the Shareholder wishes to become a Plan Participant. A CDS Participant must provide such notice on behalf of a Plan Participant to CDS in the prescribed form prior to

5:00 p.m. (Toronto time) on the business day immediately preceding the record date (the “Record Date”) in respect of the initial Dividend in which the Shareholder intends to participate in the Plan. CDS will, in turn, be required to provide such notice to the Plan Agent prior to 11:00 a.m. (Toronto time) on the Record Date in respect of the initial Dividend in which such Shareholder intends to participate in the Plan. If CDS does not receive the required notice by 5:00 p.m. (Toronto time) on the day immediately preceding the applicable Record Date, the Plan Participant’s enrolment in the Plan will not take effect until the next following Record Date.

4.	Shareholders resident outside of Canada will NOT be entitled to participate in the Plan unless permitted by the law of the jurisdiction in which they reside. Shareholders who are resident in the United States or who are United States citizens will not be entitled to participate in the Plan. The Corporation and any CDS Participant reserve the right to deny participation in the Plan to, and to not accept enrolment or other forms of elections or instructions from, any person or agent of such person who appears to be, or who the Corporation or such CDS Participant has reason to believe is, subject to the laws of any jurisdiction which do not permit participation in the Plan in the manner sought by or on behalf of such person.

5.	Once enrolled, participation in the Plan will continue automatically unless terminated in accordance with the Agreement or unless a CDS Participant’s policies provide otherwise. A Shareholder may elect to terminate his or her participation in the Plan by providing written notice to the relevant CDS Participant, prior to 5:00 p.m. (Toronto time) on the day immediately preceding the Record Date that the Shareholder wishes to terminate his or her participation in the Plan. Such notice, if actually received by the relevant CDS Participant by the above referenced deadline will have effect in respect of the distribution to be paid to holders on such Record Date.

6.	The Corporation reserves the right to determine, from time to time, a minimum number of Shares (currently 100 Shares) that a Plan Participant must hold in order to qualify for, or continue enrolment in the Plan, and reserves the right to refuse participation to, or cancel participation of, any person who, in the opinion of the Corporation, is participating in the Plan primarily with a view to arbitrage trading.

Administration

7.	The Corporation shall pay to the Plan Agent, on behalf of the Plan Participants, all amounts paid as Dividends on all or any part of the Shares (including Plan Shares), for which Plan Participants are the owners of record on the Record Date immediately preceding the corresponding date on which the Corporation makes a Dividend to Shareholders (each such date being a “Dividend Payment Date”). The Plan Agent shall purchase Plan Shares for the Plan Participants, via the applicable CDS Participant, on the terms and conditions set out below under “Purchase of Shares by Plan Agent” and in the Agreement. The Plan Agent shall not be obligated to expend any of its own funds in carrying out its duties under the Agreement and shall not be liable for failing to do so.

The Corporation currently makes Dividends on a monthly basis on the last day of each month based on a record date of the 15th of each month.

Purchase of Shares by Plan Agent

8.	On each Dividend Payment Date, the Corporation will pay to the Plan Agent all Dividends due (less any applicable withholding tax) in respect of the Shares properly enrolled in the Plan. The Plan Agent will use such funds, together with all Optional Cash Payments received and eligible for investment on that Dividend Payment Date (see “Optional Cash Payments” set out below) to purchase Plan Shares.

Plan Shares will, at the discretion and direction of the Corporation, be purchased by the Plan Agent through the facilities of The Toronto Stock Exchange (the “Market Purchase Option”) OR be issued directly from the treasury of the Corporation (the “Treasury Issuance Option”) based on the election of the Corporation. If the Corporation elects to utilize the Market Purchase Option, the price of the Plan Shares purchased on behalf of a Plan Participant will be based on the average price for which all the Plan Shares in respect of a given Dividend Payment Date were acquired (the “Market Purchase Price”). If the Corporation elects to utilize the Treasury Issuance Option, the price of the Plan Shares issued to a Plan Participant will be based on the simple average closing prices for the Shares on The Toronto Stock Exchange on the 5 trading days preceding the applicable Dividend Payment Date less a discount of 2% (the “Average Market Price”). The 2% discount shall not apply to Shares purchased pursuant to Optional Cash Payments. For purposes of calculating the Average Market Price, “trading day” means a day on which not less than 500 Shares were traded. The Corporation will advise the Plan Agent of the Average Market Price on the Shares Payment Date.

The Plan Shares purchased in the market or issued from the Corporation’s treasury will be allocated by the Plan Agent on a pro rata basis to the Plan Participants. Each CDS Participant will have their own procedures with respect to fractional Shares. Plan Participants should consult their respective CDS Participant as to the manner in which fractional entitlements will be handled.

Optional Cash Payments

9.	To the extent permitted by applicable law and regulatory rulings, Plan Participants will be entitled to make Optional Cash Payments via the applicable CDS Participant through whom a Plan Participant holds Shares. The CDS Participant in turn will submit the Optional Cash payment along with the form to the Plan Agent. Such Optional Cash Payments will be invested by the Plan Agent to acquire Plan Shares. Any Plan Participant may invest a minimum of $500 and a maximum of $10,000 per Optional Cash Payment per month providing a Plan Participant may not invest more than $100,000 per year. Optional Cash Payments will be invested in Plan Shares on the same basis as Dividends (as described above excluding any discount on all Plan Shares purchased from the Corporation’s treasury). Optional Cash Payments, paid in aggregate certified funds, must be received by the Plan Agent via the applicable CDS Participant accompanied by the prescribed form prior to 5:00 p.m. (Toronto time) on the business day immediately preceding the Record Date to be used to purchase Plan Shares immediately following the corresponding Dividend Payment Date. Optional Cash Payments received after the above referenced deadline will not invested for the current Dividend Date and will, as soon as practicable, be returned to the CDS Participant without interest.

The aggregate number of Plan Shares that may be purchased with Optional Cash Payments in a financial year under the Treasury Issuance Option may not exceed 2% of the number of outstanding Shares at the commencement of such financial year or such greater or lower percentage provided for from time to time pursuant to applicable regulation. Any Optional Cash Payments received by the Plan Agent will be irrevocable and no interest will be paid to Plan Participants on any funds held for investment pursuant to the Plan.

Certificates

10.	Certificates representing Plan Shares purchased under the Plan will not be issued to Plan Participants.

Voting of Plan Shares

11.	Plan Shares may be voted either in person or by proxy in the same manner as the Plan Participants’ Shares of record may be voted.

Commissions and Administrative Costs

12.	All commissions and administrative costs associated with the operation of the Plan will be paid by the Corporation as set out in the Agreement.

Use of Proceeds

13.	If the Treasury Issuance Option is utilized, the proceeds received by the Corporation will be invested in accordance with the investment objectives and investment strategy and subject to any investment restrictions of the Corporation.

Responsibilities of the Corporation, and the Plan Agent

14.	Neither the Corporation nor the Plan Agent shall be liable for any act done by any of them or for any omission to act, except for losses directly, principally or immediately caused by bad faith, wilful misconduct, gross negligence or a breach of their respective standards of care. In particular, none of the Corporation, or the Plan Agent shall have any liability with respect to the prices at which Plan Shares are purchased for the Plan Participant’s accounts or the times at which such purchases are made.

The Corporation, and/or the Plan Agent shall have the right to reject any request regarding Plan participation or an Optional Cash Payment if such request is not received in proper form. Any such request will be deemed to be invalid until any irregularities have been resolved to the satisfaction of the Corporation and/or the Plan Agent, as applicable. The Corporation and the Plan Agent are under no obligation to notify any Shareholder of an invalid request.

Plan Participants should recognize that neither the Corporation nor the Plan Agent can assure a gain or protect against loss as a result of Plan Participants holding Plan Shares.

Amendments, Suspension or Termination of Plan and Plan Agent

15.	The Corporation may terminate the Plan, in its sole discretion, upon not less than 30 days’ notice to the Plan Participants via the CDS Participants through which the Plan Participants hold their Shares. The Corporation may also amend, modify or suspend the Plan or any part thereof at any time, in accordance with the Agreement, provided that it gives notice of that amendment, modification or suspension to the CDS Participants through which the Plan Participants hold their Shares. The Corporation is not required to issue Shares into any jurisdiction where that issuance would be illegal. Any amendments to the Plan are subject to prior approval by The Toronto Stock Exchange.

The Corporation may, in its sole discretion, and upon at least 30 days’ notice to the Plan Agent or such lesser period as may be mutually agreed upon, remove the Plan Agent and appoint a successor Plan Agent. Similarly, the Plan Agent may resign as agent under the Plan upon at least 30 days’ notice to the Corporation and upon delivery to the Corporation of all documents and monies being held by the Plan Agent on the Corporation’s behalf pursuant to the Agreement.

Notices

16.	All notices required to be given to Plan Participants will be given via the CDS Participants through which they hold their uncertificated Shares. Written communications to the Plan Agent or the Corporation should be addressed to:

Computershare Trust Company of Canada

100 University Avenue

9th Floor, North Tower

Toronto, Ontario

M5J 2Y1

Attention: Dividend Reinvestment

Department You can also call the National

Customer Contact Centre at 1- (800) 564- 6253

Just Energy Group Inc. 100 King Street West Suite 2630, P.O. Box 355 Toronto, Ontario M5X 1E1 Attention: Corporate Secretary Telephone: (416) 367-2452 Facsimile: (416) 367-4749

Or by visiting

www.computershare.com/service

Just Energy Group Inc.

(formerly Just Energy Income Fund)

Dividend Reinvestment Plan and Share Purchase (“Plan”)

Optional Cash Payment (“OCP”) Form

(FOR USE BY CDS PARTICIPANTS ONLY)

TO:	Computershare Trust Company of Canada (the “Plan Agent”)

We hereby elect to participate in the Plan to the extent and for and on behalf of the Shareholder or Shareholders noted below. We hereby instruct CDS to direct the Plan Agent to invest all amounts payable in respect of the dividends on the Shares in the purchase of additional Shares, commencing with the next dividend paid after this completed form has been received and recorded as provided under the Plan. We understand that participation in the Plan is subject to the terms of the Plan documents, which we have received and read.

We represent and warrant that the Shareholder(s) noted below are residents of Canada. We undertake to notify you immediately if the Shareholder(s) noted below cease to be residents of Canada. We also represent and warrant that each OCP per Shareholder has met the minimum/maximum limit requirement as follows:

Optional Cash Payment by a Shareholder must be:

(i)	equal to or greater than $500 per Dividend (the “Minimum Payment”) and

(ii)	equal to or less than $10,000 per Dividend (the “Maximum Payment”) but no more than $100,000 annually and any amount not consistent with the previous shall not be applied to the purchase of Plan Shares and shall as soon as practicable be returned without interest to the Participant

We understand that in order for this OCP to be effective for the next dividend, such notice must also be received by the Plan Agent prior to 5:00 p.m. (Toronto time) on the business day immediately preceding the Record Date to be used to purchase Plan Shares immediately following the corresponding Dividend Date. Any OCP received following such date will not be invested for the current Dividend Date and will, as soon as practicable, be returned to the CDS Participant without interest.

Capitalized terms used in this Authorization Form that are not defined shall have the respective meanings ascribed to them in the Plan.

CDS Participant’s Name; FINS#; CUID#:	CDS Participant Authorized Signature:

Total Certified OCP funds being submitted:	Contact Name:

Phone Number:

RETURN FORM AND CERTIFIED CHEQUE TO:

COMPUTERSHARE TRUST COMPANY OF CANADA

Attention: Dividend Reinvestment Department

Via hand delivery at:		By Courier to:
100 University Avenue,		88A East Beaver Creek, Unit 2
9th Floor Counter	or	Richmond Hill, Ontario L4B 4A8
Toronto, Ontario M5J 2Y1

A copy of this form must also be faxed to: (905) 771-4417 (Please note: This fax # will only accept this form. Computershare will not be liable to act upon any other documents received.)